Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TONGON MINE CONTINUES OPERATIONS
London, 6 December 2010 — Randgold Resources said today its recently commissioned Tongon mine in the north of Côte d’Ivoire was operating normally but that it was closely monitoring the political and security situation in the country.
Chief executive Mark Bristow said this morning that access and security at and around the Tongon mine had thus far not been affected by the post election developments. He added that the reduced staff complement, put in place as part of the mine’s election planning process, has continued given the events of the past week. While this has impacted on some of the construction work, the effect on the operation has been minimal.
Tongon is situated in the north of the Côte d’Ivoire, 55 kilometres south of the border with Mali.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com